SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                  BLUE NILE INC
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    09578R103
             -----------------------------------------------------
                                 (CUSIP Number)

                                 AUGUST 31, 2006
             -----------------------------------------------------
            (Date Of Event which Requires Filing of this Statement)



Check the following box if a fee is  being paid with this statement [].

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09578R103             13G                    Page 2  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)
       Morgan Stanley
       IRS  #  36-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            2,286,612
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,286,612
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,440,262
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       15.3%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       CO, HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09578R103            13G                    Page 3  of 8 Pages
--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley Investment Management Inc.
       IRS  #  13-304-0307
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION
       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            2,209,197
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             2,209,197
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,315,847
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       14.5%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*
       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 09578R103                 13G                   Page 4  of  8  Pages

Item 1.     (a)   Name of Issuer:
                  BLUE NILE INC
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  705 FIFTH AVE S
                  SUITE 900
                  SEATTLE, WA 98104
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Morgan Stanley Investment Management Inc.
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  (a) 1585 Broadway
                      New York, NY 10036

                  (b) 1221 Avenue of the Americas
                      New York, NY 10020
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  09578R103
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.

            (b) Morgan Stanley Investment Management Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 09578R103                 13-G                   Page 5  of  8  Pages


Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley is filing solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Accounts managed on a discretionary basis by Morgan Stanley Investment Management Inc., a wholly owned subsidiary of Morgan Stanley, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities.

            See item 4 (a)

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 09578R103              13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       SEPTEMBER 11, 2006


Signature:  /s/ John H. Faulkner
            -----------------------------------------------------------------

Name/Title  John H. Faulkner/Managing Director, Morgan Stanley & Co.
                             Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY


Date:       SEPTEMBER 11, 2006


Signature:  /s/ Carsten Otto
            -----------------------------------------------------------------

Name/Title  Carsten Otto/Managing Director, Morgan Stanley Investment
                         Management Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY INVESTMENT MANAGEMENT INC.




                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to make a joint filing                          7

EXHIBIT 2       Secretary's Certificate Authorizing John H. Faulkner      8
                to Sign on behalf of Morgan Stanley


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                     EX-99
                             JOINT FILING AGREEMENT


 CUSIP No. 09578R103                13-G                  Page  7 of  8 Pages


                           EXHIBIT 1 TO SCHEDULE 13G
              ---------------------------------------------------


                              SEPTEMBER 11, 2006
              ---------------------------------------------------


              MORGAN STANLEY and MORGAN STANLEY INVESTMENT MANAGEMENT INC.,

              hereby agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.


           MORGAN STANLEY

           BY: /s/ John H. Faulkner
           --------------------------------------------------------------------
           John H. Faulkner/Managing Director, Morgan Stanley & Co. Incorporated

           MORGAN STANLEY INVESTMENT MANAGEMENT INC.

           BY: /s/ Carsten Otto
           --------------------------------------------------------------------
           Carsten Otto/Managing Director, Morgan Stanley Investment
                        Management Inc.


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                      EX-99.b
                              SECRETARY'S CERTIFICATE


 CUSIP No. 09578R103                    13-G                  Page 8 of 8 Pages

                                     EXHIBIT 2
                                ------------------

                                  MORGAN STANLEY

                              SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify as follows:


             (1) Gary G. Lynch is the duly elected Executive Vice President,
                 Chief Legal Officer and Secretary of the Corporation;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25, 1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Mr. Lynch signed a Delegation of Authority, dated as of
                 April 7, 2006, which authorized Stuart J. M. Breslow, Dennine Bullard, John H. Faulkner, Christopher L. O'Dell and Jill W. Ostergaard to sign reports to be filed under
                 Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and effect as of this date

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 10th day of July, 2006.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary